

Filed Pursuant to Rule 433
Registration No. 333-180289
February 25, 2014
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012
and Stock-Linked Underlying Supplement dated March 22, 2012)

Structured Investments

HSBC USA Inc.

$

Autocallable Return Enhanced Notes Linked to the Common Stock of General Motors Company,
due March 18, 2015 (the "Notes")

General

- Terms used in this free writing prospectus are described or defined herein and in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. The Notes will have the terms described herein and in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. **The Notes do not guarantee any return of principal, and you may lose up to 100% of your initial investment. The Notes will not bear interest.**
- This free writing prospectus relates to a single note offering. The purchaser of a Note will acquire a security linked to the Reference Asset described below.
- Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing March 18, 2015.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the Notes set forth below are inconsistent with those described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus, the terms set forth below will supersede.**
- **Any payment on the Notes is subject to the Issuer's credit risk.**

Key Terms

Issuer:	HSBC USA Inc.
Reference Asset:	The common stock of General Motors Company (the "Reference Asset Issuer") (NYSE symbol: "GM")
Principal Amount:	$1,000 per Note
Trade Date:	February 28, 2014
Pricing Date:	February 28, 2014
Original Issue Date:	March 5, 2014
Ending Averaging Dates:	March 9, 2015, March 10, 2015, March 11, 2015, March 12, 2015 and March 13, 2015 (the "Final Valuation Date"), subject to adjustment as described in "Additional Note Terms — Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date and is expected to be March 18, 2015. The Maturity Date is subject to adjustment as described under "Additional Note Terms — Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Automatic Call:	If the Observation Price on any Call Observation Date is greater than or equal to the Call Level, the Notes will be automatically called and, on the applicable Call Payment Date, you will receive a cash payment equal to the Principal Amount plus the product of (a) the Principal Amount multiplied by (b) the Maximum Return.
Call Level:	108.50% of the Initial Price.
Call Observation Dates:	June 12, 2014, September 11, 2014, and December 11, 2014, subject to adjustment as described in "Additional Note Terms — Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Call Payment Dates:	3 business days after the applicable Call Observation Date, subject to adjustment as described under "Additional Note Terms — Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Payment at Maturity:	For each Note, the Cash Settlement Value.
Cash Settlement Value:	For each Note, if not previously called, you will receive a cash payment on the Maturity Date that is based on the Reference Return (as described below):
	If the Reference Return is greater than or equal to 0.00%, you will receive an amount equal to the Principal Amount plus the lesser of: (i) the product of (a) the Principal Amount multiplied by (b) the Reference Return multiplied by the Upside Participation Rate, and (ii) the product of (a) the Principal Amount multiplied by (b) the Maximum Return.
	If the Reference Return is less than 0.00%, you will receive an amount equal to the Principal Amount plus the product of (a) the Principal Amount multiplied by (b) the Reference Return. You will lose 1.00% of the Principal Amount for each percentage point that the Reference Return is below zero. **This means that if the Reference Return is -100.00%, you will lose your entire investment.**
Upside Participation Rate:	200%
Maximum Return:	17%
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Initial Price:	The Official Closing Price of the Reference Asset on the Pricing Date.
Observation Price:	The Official Closing Price of the Reference Asset on a Call Observation Date.
Final Price:	The arithmetic average of the Official Closing Prices of the Reference Asset determined by the Calculation Agent on each of the Ending Averaging Dates.
Official Closing Price:	The closing price of the Reference Asset on any scheduled trading day as determined by the Calculation Agent based upon the price displayed on Bloomberg Professional® service page "GM <EQUITY>" or any successor page on the Bloomberg Professional® service or any successor service, as applicable, adjusted by the Calculation Agent as described under "Additional Note Terms — Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Selected Risk Considerations — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."
Calculation Agent:	HSBC USA Inc. or one of its affiliates
CUSIP/ISIN:	40432XU82/US40432XU825
Form of the Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 4 of this document and "Risk Factors" beginning on page S-1 of the Stock-Linked Underlying Supplement and page S-3 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or determined that this free writing prospectus, or the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates will be used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates are purchasing the Notes for resale. JPMorgan Chase Bank N.A. may purchase the Notes on behalf of certain fiduciary accounts. J.P. Morgan Securities LLC, certain of its registered broker-dealer affiliates and JPMorgan Chase Bank N.A. will not receive fees from us for sales to fiduciary accounts.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $965 and $990 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" above and "Selected Risk Considerations" beginning on page 4 of this document for additional information.

	Price to Public[(1)]	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$10	$990
Total	$	$	$

[(1)] Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990 per Note, and the placement agent with respect to sales made to such accounts will forgo any fees.

The Notes:

Are Not FDIC Insured	**Are Not Bank Guaranteed**	**May Lose Value**

JPMorgan
Placement Agent
February [●], 2014

Additional Terms Specific to the Notes

This free writing prospectus relates to a single note offering linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the Note offering relates only to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Stock-Linked Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 4 of this free writing prospectus and "Risk Factors" beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and the Stock-Linked Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- The Stock-Linked Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016685/v306693_424b2.htm
- The prospectus supplement at: www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
- The prospectus at: www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. The Trade Date, the Pricing Date and the other terms of the Notes are subject to change, and will be set forth in the final pricing supplement relating to the Notes. In the event of any material changes to the terms of the Notes, we will notify you.

Summary

The four charts below provide a summary of the Notes, including Note characteristics and risk considerations as well as an illustrative diagram and table reflecting hypothetical returns at maturity. These charts should be reviewed together with the disclosure regarding the Notes contained in this free writing prospectus as well as in the accompanying Stock-Linked Underlying Supplement, prospectus and prospectus supplement.

The following charts illustrate the hypothetical total return at maturity on the Notes. The "total return" as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The hypothetical total returns set forth below reflect a hypothetical Initial Price of $40.00 and Call Level of $43.40 (equal to 108.50% of the hypothetical Initial Price), the Upside Participation Rate of 200% and the Maximum Return of 17%. The actual Initial Price and Call Level will be determined on the Pricing Date. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Note Characteristics	
Reference Asset:	Common stock of General Motors Company ("GM")
Currency:	USD
Automatic Call:	Automatically callable for 117% of the Principal Amount if any Observation Price is greater than or equal to the Call Level
Upside Participation Rate:	200%
Maximum Return:	17%
Maximum Gain:	17%
Maximum Potential Loss:	100%
Maturity:	Approximately 54 weeks if not automatically called prior to maturity
Settlement:	Cash

- **Appreciation Potential:**
  The Notes provide a fixed positive return equal to the Maximum Return if the Notes are automatically called. If the Notes are not called, the Notes provide the opportunity for enhanced returns at maturity by multiplying a positive Reference Return by the Upside Participation Rate, up to the Maximum Return on the Notes.
- **No Guaranteed Return of Principal:**
  Full principal at risk if the Notes have not been called and the price of the Reference Asset declines from the Initial Price to the Final Price.

Hypothetical Payment at Maturity

* The graph assumes that the Notes have not been called prior to maturity.

Summary Selected Risk Considerations (see page 4)

We urge you to read "Selected Risk Considerations" herein and "Risk Factors" beginning on page S-1 of the Stock-Linked Underlying Supplement and page S-3 of the prospectus supplement. Investing in the Notes is not equivalent to investing directly in the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus.
- Your investment in the Notes may result in a loss.
- The amount payable on the Notes is not linked to the price of the Reference Asset at any time other than on the Call Observation Dates and the Ending Averaging Dates, including the Final Valuation Date.
- The Notes are subject to the credit risk of HSBC USA Inc.
- Your maximum gain on the Notes is limited to the Maximum Return.
- Reinvestment risk.
- Potential for early redemption and maximum return on any Call Payment Date requires the Reference Asset to appreciate by at least 8.50%.
- Suitability of the Notes for investment.
- The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.
- The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.
- If HSBC Securities (USA) Inc. were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.
- No interest or dividend payments or voting rights.
- Potentially inconsistent research, opinions or recommendations by HSBC and JPMorgan.
- The Notes lack liquidity.
- Potential conflicts.
- We are not affiliated with the Reference Asset Issuer.
- There is limited anti-dilution protection.
- The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.
- Historical performance of the Reference Asset should not be taken as an indication of its future performance during the term of the Notes.
- The Notes are subject to risks associated with a Reference Asset with limited trading history.
- Market disruptions may adversely affect your return.
- Many economic and market factors will impact the value of the Notes.

	Automatic Call			No Automatic Call		
The Hypothetical Observation Price or the Final Price	Hypothetical Reference Asset Appreciation/ Depreciation on a Call Observation Date	Hypothetical Payment on the Applicable Call Payment Date	Hypothetical Total Return on the Notes upon an Automatic Call	Hypothetical Percentage Change	Hypothetical Payment at Maturity	Hypothetical Total Return on the Notes at Maturity
$60.00	50.00%	$1,170.00	17.00%	50.00%	$1,170.00	17.00%
$56.00	40.00%	$1,170.00	17.00%	40.00%	$1,170.00	17.00%
$52.00	30.00%	$1,170.00	17.00%	30.00%	$1,170.00	17.00%
$48.00	20.00%	$1,170.00	17.00%	20.00%	$1,170.00	17.00%
$46.00	15.00%	$1,170.00	17.00%	15.00%	$1,170.00	17.00%
$44.00	10.00%	$1,170.00	17.00%	10.00%	$1,170.00	17.00%
$43.40	**8.50%**	**$1,170.00**	**17.00%**	**8.50%**	**$1,170.00**	**17.00%**
$42.00	5.00%	N/A	N/A	5.00%	$1,100.00	10.00%
$41.00	2.50%	N/A	N/A	2.50%	$1,050.00	5.00%
$40.40	1.00%	N/A	N/A	1.00%	$1,020.00	2.00%
$40.00	**0.00%**	**N/A**	**N/A**	**0.00%**	**$1,000.00**	**0.00%**
$38.00	-5.00%	N/A	N/A	-5.00%	$950.00	-5.00%
$36.00	-10.00%	N/A	N/A	-10.00%	$900.00	-10.00%
$32.00	-20.00%	N/A	N/A	-20.00%	$800.00	-20.00%
$28.00	-30.00%	N/A	N/A	-30.00%	$700.00	-30.00%
$24.00	-40.00%	N/A	N/A	-40.00%	$600.00	-40.00%
$20.00	-50.00%	N/A	N/A	-50.00%	$500.00	-50.00%
$16.00	-60.00%	N/A	N/A	-60.00%	$400.00	-60.00%
$12.00	-70.00%	N/A	N/A	-70.00%	$300.00	-70.00%
$8.00	-80.00%	N/A	N/A	-80.00%	$200.00	-80.00%
$4.00	-90.00%	N/A	N/A	-90.00%	$100.00	-90.00%
$0.00	-100.00%	N/A	N/A	-100.00%	$0.00	-100.00%

* The table above assumes an Initial Price of $40.00 and a Call Level of $43.40 (equal to 108.50% of the hypothetical Initial Price); the actual Initial Price and Call Level will be set on the Pricing Date.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The Notes provide the opportunity for enhanced returns at maturity by multiplying a positive Reference Return by the Upside Participation Rate of 200%, up to the Maximum Return on the Notes of 17%, or a maximum Payment at Maturity of $1,170 for every $1,000 Principal Amount. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **Potential Early Redemption with Appreciation as a Result of Automatic Call Feature** — While the original term of the Notes is approximately 54 weeks, the Notes will be automatically called prior to maturity if the Observation Price is at or above the Call Level on any Call Observation Date. If the Notes are automatically called, you will receive a return on the Notes equal to the Maximum Return on the applicable Call Payment Date.

- **FULL PARTICIPATION IN THE DECLINE OF THE REFERENCE ASSET IF THE NOTES HAVE NOT BEEN CALLED** — Payment at Maturity of the Principal Amount is fully exposed to a decline in the Final Price, as compared to the Initial Price. If the Notes have not been called and the price of the Reference Asset declines, you will lose 1.00% of the Principal Amount for every 1.00% that the Reference Return is less than zero. **If the Reference Return is -100.00%, you will lose your entire investment.**

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, the Notes should be treated as pre-paid executory contracts with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Notes as pre-paid executory contracts with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

  We will not attempt to ascertain whether the Reference Asset Issuer would be treated as a passive foreign investment company ("PFIC") or a United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the Reference Asset Issuer were treated as a PFIC or a USRPHC, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Reference Asset Issuer and consult your tax advisor regarding the possible consequences to you, if any, in the event that the Reference Asset Issuer is or becomes a PFIC or a USRPHC.

  Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2016. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Notes.

  For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the "Risk Factors" sections of the accompanying Stock-Linked Underlying Supplement and prospectus supplement.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Reference Asset and will depend on whether, and the extent to which, the Reference Return is positive or negative. Your investment will be exposed on a 1-to-1 basis to any decline in the Final Price of the Reference Asset as compared to the Initial Price. **You may lose up to 100.00% of your investment**.

- **THE AMOUNT PAYABLE ON THE NOTES IS NOT LINKED TO THE PRICE OF THE REFERENCE ASSET AT ANY TIME OTHER THAN ON THE CALL OBSERVATION DATES AND THE ENDING AVERAGING DATES, INCLUDING THE FINAL VALUATION DATE** — The payment on the Notes will be based on the Official Closing Price of the Reference Asset on each of the Call Observation Dates and the Ending Averaging Dates, subject to postponement for non-trading days and certain Market Disruption Events. Even if the price of the Reference Asset appreciates during the term of the Notes other than on the Call Observation Dates and the Ending Averaging Dates but then drops on one or more of the Call Observation Dates and the Ending Averaging Dates to a price that is less than the Call Level or the Initial Price, as applicable, the payment on the Notes will be less, and may be significantly less, than it would have been had the payment on the Notes been linked to the price of the Reference Asset prior to such decrease. Although the actual price of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Observation Price or the Final Price, as applicable, whether the Notes will be automatically called and the Payment at Maturity will be based solely on the Official Closing Price of the Reference Asset on each of the Call Observation Dates or the Ending Averaging Dates, as applicable.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — Your return on the Notes, whether upon an automatic call or at maturity, will not exceed the Maximum Return of 17%, regardless of the appreciation in the Reference Asset, which may be significantly greater than the Maximum Return. **You will not receive a return on the Notes greater than the Maximum Return.**

- **REINVESTMENT RISK** — If your Notes are automatically called, the term of the Notes may be as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk if the Notes are automatically called.

- **POTENTIAL FOR EARLY REDEMPTION AND MAXIMUM RETURN ON ANY CALL PAYMENT DATE REQUIRES THE REFERENCE ASSET TO APPRECIATE BY AT LEAST 8.50%** — The Call Level will be 108.50% of the Initial Price. Accordingly, the Reference Asset must appreciate by at least 8.50% from the Initial Price in order for you to receive a call premium equal to the Maximum Return on any Call Payment Date.

- **SUITABILITY OF THE NOTES FOR INVESTMENT** – You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this free writing prospectus. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **THE ESTIMATED INITIAL VALUE OF THE NOTES, WHICH WILL BE DETERMINED BY US ON THE PRICING DATE, WILL BE LESS THAN THE PRICE TO PUBLIC AND MAY DIFFER FROM THE MARKET VALUE OF THE NOTES IN THE SECONDARY MARKET, IF ANY** — The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

- **THE PRICE OF YOUR NOTES IN THE SECONDARY MARKET, IF ANY, IMMEDIATELY AFTER THE PRICING DATE WILL BE LESS THAN THE PRICE TO PUBLIC** — The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

- **IF HSBC SECURITIES (USA) INC. WERE TO REPURCHASE YOUR NOTES IMMEDIATELY AFTER THE ORIGINAL ISSUE DATE, THE PRICE YOU RECEIVE MAY BE HIGHER THAN THE ESTIMATED INITIAL VALUE OF THE NOTES** — Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately six months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Asset would have. In addition, the Reference Asset Issuer will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Reference Asset and the Notes.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN** — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the Reference Asset, and therefore, the market value of the Notes.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS** — HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging its obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the Notes. HSBC and the Calculation Agent are under no obligation to consider your interests as a holder of the Notes in taking any corporate actions or other actions that might affect the price of the Reference Asset and the value of the Notes.

- **WE ARE NOT AFFILIATED WITH THE REFERENCE ASSET ISSUER** — We are not affiliated with the Reference Asset Issuer. We have not made any independent investigation regarding the adequacy or completeness of the information about the Reference Asset Issuer contained in this free writing prospectus. You should make your own investigation into the Reference Asset and the Reference Asset Issuer. We are not responsible for the Reference Asset Issuer's public disclosure of information, whether contained in SEC filings or otherwise.

- **THERE IS LIMITED ANTI-DILUTION PROTECTION** — The Calculation Agent will adjust the Official Closing Price of the Reference Asset, which will affect whether the Notes will be called and the Payment at Maturity, as applicable, for certain events affecting the Reference Asset, such as stock splits and corporate actions. The Calculation Agent is not required to make an adjustment for every corporate action which affects the Reference Asset. If an event occurs that does not require the Calculation Agent to adjust the price of the Reference Asset, the market price of the Notes may be materially and adversely affected. See "Additional Note Terms — Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment on the Notes calculated as indicated on the cover page of this free writing prospectus.

- **HISTORICAL PERFORMANCE OF THE REFERENCE ASSET SHOULD NOT BE TAKEN AS AN INDICATION OF ITS FUTURE PERFORMANCE DURING THE TERM OF THE NOTES —** It is impossible to predict whether the price of the Reference Asset will rise or fall. The Reference Asset will be influenced by complex and interrelated political, economic, financial and other factors.

- **THE NOTES ARE SUBJECT TO RISKS ASSOCIATED WITH A REFERENCE ASSET WITH LIMITED TRADING HISTORY —** The Reference Asset has been publicly traded only since 2010. Accordingly, there is only a limited trading history available for the Reference Asset upon which you can evaluate its prior performance.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN —** The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Reference Asset in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining the Observation Prices, the Final Price, or payment on the Notes in the ordinary manner, the Calculation Agent will make those determinations in good faith and in a commercially reasonable manner, and it is possible that the Call Observation Dates, the Ending Averaging Dates and the Maturity Date will be postponed, which may adversely affect the return on your Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the actual and expected volatility of the Reference Asset;

  - the time to maturity of the Notes;

  - the dividend rate on the Reference Asset;

  - interest and yield rates in the market generally;

  - a variety of economic, financial, political, regulatory or judicial events that affect the Reference Asset or the stock markets generally; and

  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes upon an Automatic Call or at Maturity Assuming a Range of Performances for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The "total return" as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment on a Call Payment Date or at maturity per $1,000 Principal Amount to $1,000. The hypothetical total returns set forth below reflect the Upside Participation Rate of 200.00% and the Maximum Return of 17.00%, and assume an Initial Price of $40.00 and a Call Level of $43.40 (equal to 108.50% of the hypothetical Initial Price). The actual Initial Price and Call Level will be determined on the Pricing Date. There will be only one payment on the Notes, whether upon an automatic call or at maturity. An entry of "N/A" indicates that the Notes would not be called on the applicable Call Observation Date and no Call Payment Date would occur.

The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

| The Hypothetical Observation Price or the Final Price | Automatic Call | | | No Automatic Call | | |
	Hypothetical Reference Asset Appreciation/ Depreciation on a Call Observation Date	Hypothetical Payment on the Applicable Call Payment Date	Hypothetical Total Return on the Notes upon an Automatic Call	Hypothetical Percentage Change	Hypothetical Payment at Maturity	Hypothetical Total Return on the Notes at Maturity
$60.00	50.00%	$1,170.00	17.00%	50.00%	$1,170.00	17.00%
$56.00	40.00%	$1,170.00	17.00%	40.00%	$1,170.00	17.00%
$52.00	30.00%	$1,170.00	17.00%	30.00%	$1,170.00	17.00%
$48.00	20.00%	$1,170.00	17.00%	20.00%	$1,170.00	17.00%
$46.00	15.00%	$1,170.00	17.00%	15.00%	$1,170.00	17.00%
$44.00	10.00%	$1,170.00	17.00%	10.00%	$1,170.00	17.00%
$43.40	**8.50%**	**$1,170.00**	**17.00%**	**8.50%**	**$1,170.00**	**17.00%**
$42.00	5.00%	N/A	N/A	5.00%	$1,100.00	10.00%
$41.00	2.50%	N/A	N/A	2.50%	$1,050.00	5.00%
$40.40	1.00%	N/A	N/A	1.00%	$1,020.00	2.00%
$40.00	**0.00%**	**N/A**	**N/A**	**0.00%**	**$1,000.00**	**0.00%**
$38.00	-5.00%	N/A	N/A	-5.00%	$950.00	-5.00%
$36.00	-10.00%	N/A	N/A	-10.00%	$900.00	-10.00%
$32.00	-20.00%	N/A	N/A	-20.00%	$800.00	-20.00%
$28.00	-30.00%	N/A	N/A	-30.00%	$700.00	-30.00%
$24.00	-40.00%	N/A	N/A	-40.00%	$600.00	-40.00%
$20.00	-50.00%	N/A	N/A	-50.00%	$500.00	-50.00%
$16.00	-60.00%	N/A	N/A	-60.00%	$400.00	-60.00%
$12.00	-70.00%	N/A	N/A	-70.00%	$300.00	-70.00%
$8.00	-80.00%	N/A	N/A	-80.00%	$200.00	-80.00%
$4.00	-90.00%	N/A	N/A	-90.00%	$100.00	-90.00%
$0.00	-100.00%	N/A	N/A	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable upon an Automatic Call or at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Examples with an Automatic Call

Example 1: The price of the Reference Asset increases from the hypothetical Initial Price of $40.00 to a hypothetical Observation Price of $60.00. Because the hypothetical Observation Price of $60.00 is greater than the hypothetical Call Level of $43.40, the Notes are automatically called on the applicable Call Observation Date, and the investor receives a single payment of $1,170.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times 17.00\%) = \$1,170.00$$

Example 2: The price of the Reference Asset increases from the hypothetical Initial Price of $40.00 to a hypothetical Observation Price of $43.40. Because the hypothetical Observation Price of $43.40 is equal to the hypothetical Call Level of $43.40, the Notes are automatically called on the applicable Call Observation Date, and the investor receives a single payment of $1,170.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times 17.00\%) = \$1,170.00$$

Examples without an Automatic Call

Example 3: The price of the Reference Asset increases from the hypothetical Initial Price of $40.00 to a hypothetical Final Price of $41.00. Because the hypothetical Final Price of $41.00 is greater than the hypothetical Initial Price of $40.00 and the Reference Return of 2.50% multiplied by the Upside Participation Rate of 200.00% does not exceed the Maximum Return of 17.00%, the investor receives a Payment at Maturity of $1,050.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + [\$1,000 \times (2.50\% \times 200.00\%)] = \$1,050.00$$

Example 4: The price of the Reference Asset increases from the hypothetical Initial Price of $40.00 to a hypothetical Final Price of $44.00. Because the hypothetical Final Price of $44.00 is greater than the hypothetical Initial Price of $40.00 and the Reference Return of 10% multiplied by the Upside Participation Rate of 200.00% exceeds the Maximum Return of 17.00%, the investor receives a Payment at Maturity of $1,170.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times 17.00\%) = \$1,170.00$$

Example 5: The price of the Reference Asset decreases from the hypothetical Initial Price of $40.00 to a hypothetical Final Price of $28.00. Because the hypothetical Final Price of $28.00 is less than the hypothetical Initial Price of $40.00 and the Reference Return of -30.00% is less than zero, the investor receives a Payment at Maturity of $700.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times -30.00\%) = \$700.00$$

Description of the Reference Asset

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in the Reference Asset or any of the securities comprising the Reference Asset. All disclosures contained in this free writing prospectus regarding the Reference Asset are derived from publicly available information. Neither HSBC nor any of its affiliates has made any independent investigation as to the information about the Reference Asset that is contained in this free writing prospectus. You should make your own investigation into the Reference Asset.

We urge you to read the section "Information Regarding the Reference Stocks and the Reference Stock Issuers" beginning on page S-11 in the accompanying Stock-Linked Underlying Supplement.

REFERENCE ASSET ISSUER AND REFERENCE ASSET INFORMATION

The Notes have not been passed on by the Reference Asset Issuer as to their legality or suitability. The Notes are not issued by and are not financial or legal obligations of the Reference Asset Issuer. The Reference Asset Issuer makes no warranties and bear no liabilities with respect to the Notes. This free writing prospectus relates only to the Notes offered and does not relate to any security of the Reference Asset Issuer.

All information on the Reference Asset Issuer is derived from publicly available information. Companies with securities registered under the Securities Exchange Act of 1934 (the "Exchange Act") are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by the Reference Issuer can be located by reference to the SEC file number specified in the description of the Reference Asset below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates. We have not made any independent investigation as to the accuracy or completeness of any materials referred to above, including any filings made by the Reference Asset Issuer with the SEC. In connection with any issuance of Notes, neither we nor the agent has participated in the preparation of the above-described documents or made any due diligence inquiry with respect to the Reference Asset Issuer. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described herein) that would affect the trading level or price of the Reference Asset (and therefore the price of the Reference Asset at the time we price the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Reference Asset Issuer could affect the value received at maturity with respect to the Notes.

General Motors Company

General Motors Company manufactures and markets new cars and trucks. The company offers features for special needs drivers, OnStar vehicle protection, service, parts, accessories, maintenance, XM satellite radio, features for commercial owners, and more. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 005-86002 or its CIK Code: 1467858. The company's common stock is listed on the New York Stock Exchange (the "NYSE") under the ticker symbol "GM."

Historical Performance of the Reference Asset

The following table sets forth the quarterly high, low and end-of-quarter closing prices on the relevant exchange, of the Reference Asset for each quarter in the period from November 18, 2010 through February 21, 2014. We obtained the closing prices below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in U.S. dollars and rounded to the nearest penny. Historical prices of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Official Closing Price at any time during the term of the Notes. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.

Quarter Begin	Quarter End	Quarter High	Quarter Low	Quarter Close
11/18/2010*	12/31/2010	$36.98	$33.07	$36.86
1/3/2011	3/31/2011	$39.47	$30.21	$31.03
4/1/2011	6/30/2011	$33.47	$28.17	$30.36
7/1/2011	9/30/2011	$32.07	$19.86	$20.18
10/3/2011	12/30/2011	$26.55	$19.00	$20.27
1/3/2012	3/30/2012	$27.67	$20.75	$25.65
4/2/2012	6/29/2012	$27.02	$19.24	$19.72
7/2/2012	9/28/2012	$25.15	$18.72	$22.75
10/1/2012	12/31/2012	$28.90	$22.69	$28.83
1/2/2013	3/29/2013	$30.68	$26.19	$27.82
4/1/2013	6/28/2013	$35.40	$27.11	$33.31
7/1/2013	9/30/2013	$37.97	$33.41	$35.97
10/1/2013	12/31/2013	$41.85	$33.92	$40.87
1/2/2014**	2/21/2014**	$41.05	$34.37	$36.69

Source: Bloomberg Professional® service

* The Reference Asset began trading publicly on November 18, 2010. As a result, there is limited trading information for the fourth quarter of 2010 and no trading information prior to that date. This limited historical performance for the Reference Asset is not necessarily indicative of its future performance.

** This free writing prospectus includes information for the first calendar quarter of 2014 includes data for the period from January 2, 2014 through February 21, 2014. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2014.

The graph below illustrates the performance of the Reference Asset from November 18, 2010 through February 21, 2014, based on information from the Bloomberg Professional® service. The Official Closing Price of the Reference Asset on February 21, 2014 was $36.69. **Past performance of the Reference Asset is not indicative of its future performance.**



Source: Bloomberg Professional® service

Additional Terms of the Notes

Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the Notes will no longer be subject to an automatic call, and the five business days preceding the date of acceleration will be used as the Ending Averaging Dates for purposes of determining the accelerated Reference Return (including the Final Price). The accelerated Maturity Date will be the third business day following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates, acting as placement agent, at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes. The placement agents for the Notes will receive a fee that will not exceed $10 per $1,000 Principal Amount. Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes. However, it is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.